18 March 2013

Re: Change of Name of Majority Shareholder of PT Indosat Tbk (“Company”)

Dear Sir/Madam,

Please kindly be informed that based on the letter from Ooredoo Asia Pte. Ltd. dated March 11th 2013, Qatar Telecom (Qtel Asia) Pte. Ltd., as the holder of 65% shares of the Company has changed its name to become “Ooredoo Asia Pte. Ltd.” with effect from March 7th 2013, change of which has been confirmed by the Accounting and Corporate Regulatory Authority (ACRA) in the Republic of Singapure.

Thank you for your kind attention.

Sincerely,

[signed]

Strasfiatri Auliana

Group Head Corporate Secretary